SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of December, 2016, James Edmond Rehlaender acquired control due to ownership of greater than 25% of NWS Global Property Fund (the "Fund") outstanding shares. James Edmond Rehlaender owned 34.82% of the Fund and thus controlled the Fund as of that date.

In the month of December, 2016, Kirsten McElroy Thomas G McElroy JTWROS acquired control due to ownership of greater than 25% of NWS Global Property Fund (the "Fund") outstanding shares. Kirsten McElroy Thomas G McElroy JTWROS owned 27.86% of the Fund and thus controlled the Fund as of that date.